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                                                            Exhibit (a)(1)(EEEE)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



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Dolphin Limited Partnership I, L.P. et al.  :
                                            :
                                            :
v.                                          :     C.A. No. 20101-NC
                                            :
                                            :
NCS Acquisition Corp. and Omnicare, Inc.    :
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                                 MODIFIED ORDER


         WHEREAS, Plaintiffs having moved the Court for a Temporary Restraining Order, for the reasons stated on the record on January 2, 2003; and

         WHEREAS, the Court having granted a Temporary Restraining Order temporarily restraining and enjoining Omnicare, Inc. ("Omnicare") and NCS Acquisition Corp., a wholly owned subsidiary of Omnicare (together with Omnicare, the "Defendants") from paying to the shareholders of NCS Healthcare, Inc. ("NCS") the sum of $13,500,000.00 (the "escrow fund") in connection with the closing of Defendants' pending tender offer for the stock of NCS and related merger; and

         WHEREAS, defendant Omnicare having subsequently agreed to contribute $4.5 million of its own money (the "Omnicare Escrow Amount") to the escrow fund, in addition to the consideration to be paid pursuant to its tender offer for the stock of NCS and related merger, subject to and in accordance with the terms of a letter agreement with NCS, dated January 5, 2003;




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         IT IS this 6th day of January, 2003, ORDERED as follows:

         1. The Court's order dated January 2, 2003 is hereby modified to reflect that Defendants and their directors, officers, agents, servants, employees, attorneys, parents and subsidiaries are hereby temporarily restrained and enjoined from paying to the shareholders of NCS the sum of $9,000,000 (the "Stockholder Escrow Amount") in connection with the closing of defendants' pending tender offer for the stock of NCS and related merger, pursuant to the Agreement and Plan of Merger by and among Omnicare, NCS Acquisition Corp. and NCS dated December 17, 2002, which amount, together with the Omnicare Escrow Amount, comprise the escrow fund from which to fund an award of plaintiffs' counsel's fees and expenses.

         2. The Stockholder Escrow Amount shall be withheld by proration among all NCS shares (including in the money stock options) NCS Acquisition Corp. and Omnicare acquire in the tender offer and merger, i.e., the same amount shall be withheld from payment for each NCS share acquired pursuant to the tender offer and merger.

         3. NCS Acquisition and Omnicare shall deposit the Omnicare Escrow Amount and the Stockholder Escrow Amount into one interest bearing escrow account pending further Order of this Court, within 3 business days following the closing of the tender offer.

         4. This Temporary Restraining Order shall be effective only upon the posting of a bond without surety by plaintiffs in the sum of $10,000 for such costs and damages as may be incurred or suffered by any party who is found to have been wrongfully enjoined or restrained.

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         5. This modified order supercedes in all respects the temporary retraining order entered on January 2, 2003.


                                                    /s/ Stephen P. Lamb
                                             -----------------------------------
                                                      Vice Chancellor

Dated: January 6, 2003

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